UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

IM CANNABIS CORP.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

44969Q208

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 44969Q208	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Rafael Rifat Gabay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,134,185
	6	SHARED VOTING POWER
1,535
	7	SOLE DISPOSITIVE POWER
8,134,185
	8	SHARED DISPOSITIVE POWER
1,535
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,135,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.98%*
12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

* The percentages used herein are calculated based upon 67,838,041 outstanding shares of the Issuer as of November 15, 2021

CUSIP No. 44969Q208	13G	Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

IM Cannabis Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

Kibbutz Glil Yam, Central District, Israel 4690500

Item 2 (a). Name of Person Filing:

Rafael Rifat Gabay

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Haetrog 83, Moshave Ganot, Israel, 5029300

Item 2 (c). Citizenship:

Israel

Item 2 (d). Title of Class of Securities:

Common Shares, no par value

Item 2 (e). CUSIP Number:

44969Q208

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

CUSIP No. 44969Q208	13G	Page 4 of 5 Pages

 (a) Amount beneficially owned:   8,135,720

 (b) Percent of class:  11.98%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  8,134,185

 (ii) Shared power to vote or to direct the vote:  1,535

 (iii) Sole power to dispose or to direct the disposition of: 8,134,185

 (iv) Shared power to dispose or to direct the disposition of:  1,535

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

Item 10. Certification.

 N/A

CUSIP No. 44969Q208	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
(Date)

/s/ Rafael Rifat Gabay
Rafael Rifat Gabay